

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Gary Matthews
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022

> **Re: Seven Oaks Acquisition Corp.**
> **Amendment No. 5 to Form S-4**
> **Exhibit No. 10.10**
> **Filed November 5, 2021**
> **File No. 333-258030**

Dear Mr. Matthews:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance